UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

July 26, 2021 (July 22, 2021)

Date of Report (Date of earliest event reported)

Atlantic Capital Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Georgia	001-37615	20-5728270
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

945 East Paces Ferry Rd. NE, Suite 1600

Atlanta, Georgia 30326

(Address of principal executive offices)

(Zip Code)

(404) 995-6050

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	ACBI	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On July 22, 2021, Atlantic Capital Bancshares, Inc., a Georgia corporation (the “Company” or “Atlantic Capital”), and South State Corporation, a South Carolina corporation (“SouthState”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, the Company will merge with and into SouthState (the “Merger”), with SouthState as the surviving corporation in the Merger. Following the Merger, Atlantic Capital Bank, N.A., a wholly owned bank subsidiary of the Company, will merge with and into South State Bank, National Association, a national banking association and wholly owned subsidiary of SouthState (“SouthState Bank” and such merger, the “Bank Merger”), with SouthState Bank as the surviving entity in the Bank Merger. The Merger Agreement was approved by the Board of Directors of each of SouthState and the Company.

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the common stock, no par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares to be canceled in accordance with Section 1.5(c) of the Merger Agreement, will be converted, in accordance with the procedures set forth in the Merger Agreement, into the right to receive, without interest, 0.3600 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $2.50 per share, of SouthState (the “SouthState Common Stock”).

At the Effective Time, each outstanding option granted by the Company pursuant to the Company’s equity plans (a “Company Option”), whether vested or unvested, will be converted automatically into an option to purchase, subject to the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time (including vesting and exercisability terms, after giving effect to any “change in control” post-termination protections under the applicable Company equity incentive plan or award agreement), a number of shares of SouthState Common Stock equal to the product (rounded down to the nearest whole number of shares of SouthState Common Stock) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, at an exercise price per share of SouthState Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock subject to such Company Common Stock immediately prior to the Effective Time, divided by (B) the Exchange Ratio.

Additionally, at the Effective Time, each outstanding restricted stock award granted by the Company (a “Company Restricted Share”) will be converted automatically into a number of restricted shares of SouthState Common Stock (each, a “SouthState Restricted Share”) equal to the Exchange Ratio (rounded to the nearest whole number), subject to the same terms and conditions as were applicable under such Company Restricted Share immediately prior to the Effective Time (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable Company equity incentive plan or award agreement).

Furthermore, at the Effective Time, each outstanding Company performance share award (a “Company Performance Share Award”), whether vested or unvested, will be converted automatically into a time-vesting restricted stock unit denominated in shares of SouthState Common Stock (a “SouthState Stock-Based RSU”), subject to the same terms and conditions as were applicable under such Company Performance Share Award immediately prior to the Effective Time (including employment vesting terms, but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable Company equity incentive plan or award agreement). The number of shares of SouthState Common Stock subject to each such SouthState Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Performance Share Award immediately prior to the Effective Time based on the higher of target performance and actual performance through the Effective Time as reasonably determined by the compensation committee of the Board of Directors of the Company multiplied by (y) the Exchange Ratio.

The Merger Agreement contains customary representations and warranties from both the Company and SouthState, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time. The Company agreed to call a meeting of its shareholders to approve the Merger Agreement and the transactions contemplated thereby (the “Company Shareholder Approval”) and, subject to certain customary exceptions, for the Board of Directors of the Company to recommend that its shareholders vote in favor of such approvals. The Company has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals that prohibit the Company from, subject to certain customary exceptions, soliciting proposals relating to certain alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition. Notwithstanding any alternative acquisition proposals, the Merger Agreement requires the Company to convene a meeting of its shareholders and submit the Merger Agreement and the matters contemplated thereby to its shareholders for approval, unless the Merger Agreement has been terminated.

The completion of the Merger is subject to customary conditions, including (i) receipt of the Company Shareholder Approval, (ii) authorization for listing on Nasdaq of the shares of SouthState Common Stock to be issued in the Merger, (iii) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, (iv) effectiveness of the registration statement on Form S-4 for the SouthState Common Stock to be issued in the Merger, and (v) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or the Bank Merger or making the Merger or the Bank Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain qualifications, the accuracy of the representations and warranties of SouthState, in the case of the Company, and of the Company, in the case of SouthState, (b) performance in all material respects by the Company, in the case of SouthState, and by SouthState, in the case of the Company, of its obligations under the Merger Agreement, and (c) receipt by SouthState and the Company of an opinion from their respective counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both the Company and SouthState and further provides that a termination fee of $16,500,000 will be payable by the Company upon termination of the Merger Agreement under certain circumstances, including if its Board of Directors withdraws or adversely modifies its recommendation that the Company shareholders vote in favor of the Merger Agreement and the transactions contemplated thereby.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified in the Merger Agreement, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or SouthState, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, SouthState, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of the Company and a prospectus of SouthState, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of the Company and SouthState make with the Securities and Exchange Commission (“SEC”).

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Index
Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 22, 2021, by and between South State Corporation and Atlantic Capital Bancshares, Inc.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

Important Cautionary Statement about Forward-Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements about the benefits of the proposed merger of SouthState and Atlantic Capital, including future financial and operating results (including the anticipated impact of the transaction on SouthState’s and Atlantic Capital’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.  All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of SouthState or Atlantic Capital to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of SouthState or Atlantic Capital; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by SouthState’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of SouthState and Atlantic Capital can be found in SouthState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Atlantic Capital’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SouthState and Atlantic Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information About the Merger and Where to Find It

SouthState intends to file a registration statement on Form S-4 with the SEC to register the shares of SouthState’s common stock that will be issued to Atlantic Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Atlantic Capital that also constitutes a prospectus of SouthState. The definitive proxy statement/prospectus will be sent to the shareholders of Atlantic Capital in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SouthState or Atlantic Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or Atlantic Capital at:

South State Corporation	Atlantic Capital Bancshares, Inc.
1101 First Street South	945 East Paces Ferry Road NE
Winter Haven, Florida 33800	Atlanta, Georgia 30326
Attention: Investor Relations	Attention: Investor Relations
(863) 293-4710	(404)-995-6050

Before making any voting or investment decision, investors and security holders of SouthState and Atlantic Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

SouthState, Atlantic Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SouthState can be found in SouthState's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 8, 2021, and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of Atlantic Capital can be found in Atlantic Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 9, 2021, and other documents subsequently filed by Atlantic Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CAPITAL BANCSHARES, INC.

Dated: July 26, 2021
	By:	/s/ Patrick T. Oakes
	Name:	Patrick T. Oakes
	Title:	Executive Vice President and Chief Financial Officer